Computershare

Date: 17/12/2008

510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Lincoln Gold Corporation- AMENDED

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	**30/12/2008**
Record Date for Voting (if applicable) :	**30/12/2008**
Meeting Date :	**18/02/2009**
Meeting Location (if available) :	10th Floor, 595 Howe Street, Vancouver, BC, V6C 2T5

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	533593109	CA5335931096

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Lincoln Gold Corporation